Exhibit 99.2

Supplemental Material for Financial Results for FY2011 (Consolidated)
< U.S. GAAP >

		FY2010															FY2011

		1Q			2Q			3Q			4Q		12 months				1Q			2Q			3Q			4Q		12 months
	(2009/4-6)			(2009/7-9)			(2009/10-12)			(2010/1-3)			('09/4-'10/3)			(2010/4-6)			(2010/7-9)			(2010/10-12)			(2011/1-3)			('10/4-'11/3)
Vehicle Production (thousands of units)		1,319			1,635			1,921			1,933			6,809			1,793			1,853			1,803			1,720			7,169
(Japan) - including Daihatsu & Hino		761			947			1,119			1,129			3,956			970			1,024			924			803			3,721
[Daihatsu]	[	159	]	[	159	]	[	175	]	[	180	]	[	673	]	[	165	]	[	167	]	[	154	]	[	133	]	[	619	]
[Hino]	[	13	]	[	18	]	[	23	]	[	23	]	[	77	]	[	24	]	[	26	]	[	26	]	[	23	]	[	99	]
(Overseas) - including Daihatsu & Hino		558			688			802			804			2,853			823			829			879			917			3,448
[Daihatsu]	[	25	]	[	26	]	[	33	]	[	33	]	[	117	]	[	40	]	[	37	]	[	48	]	[	45	]	[	170	]
[Hino]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	2	]	[	3	]	[	2	]	[	2	]	[	9	]
North America		201			251			304			286			1,042			343			327			323			345			1,338
Europe		93			113			112			115			433			83			82			100			107			372
Asia		192			236			288			305			1,021			299			326			353			366			1,344
Central and South America		34			37			40			34			146			39			37			39			32			148
Oceania		19			25			30			32			106			31			30			27			25			113
Africa		19			26			28			32			105			28			27			37			42			133
Vehicle Sales (thousands of units)		1,401			1,729			2,065			2,042			7,237			1,820			1,895			1,802			1,791			7,308
(Japan) - including Daihatsu & Hino		407			496			583			677			2,163			500			586			403			425			1,913
[Daihatsu]	[	127	]	[	136	]	[	133	]	[	172	]	[	569	]	[	137	]	[	153	]	[	110	]	[	128	]	[	528	]
[Hino]	[	5	]	[	7	]	[	7	]	[	10	]	[	28	]	[	6	]	[	7	]	[	8	]	[	8	]	[	29	]
(Overseas) - including Daihatsu & Hino		994			1,233			1,482			1,365			5,074			1,320			1,309			1,399			1,366			5,395
[Daihatsu]	[	31	]	[	33	]	[	39	]	[	38	]	[	140	]	[	44	]	[	39	]	[	45	]	[	42	]	[	170	]
[Hino]	[	13	]	[	11	]	[	14	]	[	17	]	[	56	]	[	19	]	[	20	]	[	19	]	[	20	]	[	79	]
North America		387			518			642			551			2,098			526			515			507			483			2,031
Europe		213			222			220			203			858			187			181			208			220			796
Asia		194			227			277			280			979			285			289			335			345			1,255
Central and South America		44			52			66			68			231			69			75			76			60			281
Oceania		51			60			73			67			251			62			54			70			61			248
Africa		36			44			51			54			184			49			46			57			58			209
Middle East		68			108			151			140			466			140			148			145			137			569
Other		1			2			2			2			7			2			1			1			2			6
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		1,796			2,081			2,167			2,093			8,139			2,072			2,166			2,086			2,099			8,423
Housing Sales (units)		774			1,285			1,427			1,795			5,281			866			1,333			1,356			1,602			5,157

Supplemental 1

Supplemental Material for Financial Results for FY2011 (Consolidated)
< U.S. GAAP >

	FY2010					FY2011

	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2011/1-3)	('10/4-'11/3)
Foreign Exchange Rates
Yen to US Dollar Rate	97	94	90	91	93	92	86	83	82	86
Yen to Euro Rate	133	134	133	125	131	117	111	112	113	113
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.3	46.0	50.7	49.1	48.2	50.1	46.1	48.9	44.6	47.3
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.8	43.1	46.1	44.8	44.3	45.2	43.3	44.6	41.9	43.7
Number of Employees	324,222	322,650	321,274	320,590	320,590	319,910	318,001	317,734	317,716	317,716	(Note 1)
Net Revenues (billions of yen)	3,836.0	4,541.6	5,292.9	5,280.4	18,950.9	4,871.8	4,806.7	4,673.1	4,642.0	18,993.6
Geographic Information
Japan	2,181.8	2,656.3	3,093.8	3,288.3	11,220.3	2,806.6	2,919.6	2,686.1	2,573.9	10,986.2
North America	1,175.2	1,419.1	1,622.7	1,453.5	5,670.5	1,483.6	1,337.6	1,333.3	1,274.5	5,429.1
Europe	515.1	564.3	561.0	506.7	2,147.0	459.8	465.3	524.2	532.1	1,981.4
Asia	494.1	589.8	762.5	809.0	2,655.4	834.9	794.2	835.1	910.5	3,374.6
Other	343.3	389.7	494.0	446.8	1,673.8	453.7	408.0	489.7	457.7	1,809.1
Elimination	-873.5	-1,077.6	-1,241.1	-1,223.9	-4,416.1	-1,166.8	-1,118.0	-1,195.3	-1,106.7	-4,586.8
Business Segment
Automotive	3,413.0	4,108.3	4,861.1	4,815.0	17,197.4	4,467.8	4,395.8	4,255.1	4,218.5	17,337.3
Financial Services	320.1	312.0	307.2	306.2	1,245.4	307.6	296.3	297.5	290.8	1,192.2
All Other	204.1	225.1	226.2	292.2	947.6	212.9	233.5	238.0	287.8	972.2
Elimination	-101.2	-103.8	-101.6	-133.0	-439.5	-116.5	-118.9	-117.5	-155.1	-508.1
Operating Income (billions of yen)	-194.9	58.0	189.1	95.3	147.5	211.6	111.5	99.0	46.1	468.2
(Operating Income Ratio) (%)	(-5.1)	(1.3)	(3.6)	(1.8)	(0.8)	(4.3)	(2.3)	(2.1)	(1.0)	(2.5)
Geographic Information
Japan	-212.0	-45.6	33.9	-1.5	-225.2	-27.5	-24.5	-122.4	-188.0	-362.4
North America	-3.7	30.5	79.7	-21.2	85.4	109.7	36.1	105.2	88.4	339.5
Europe	-20.4	1.7	-21.3	7.0	-33.0	-6.8	-2.1	2.2	19.8	13.1
Asia	26.9	38.5	67.1	71.0	203.6	90.2	74.0	68.6	80.2	313.0
Other	17.4	23.3	39.4	35.5	115.5	41.0	31.9	44.3	42.9	160.1
Elimination	-3.1	9.6	-9.7	4.5	1.2	5.0	-3.9	1.1	2.8	4.9
Business Segment
Automotive	-239.1	-21.3	124.5	49.6	-86.3	96.7	33.0	-27.5	-16.2	86.0
Financial Services	49.6	74.8	80.6	41.9	246.9	115.1	68.6	116.4	58.1	358.2
All Other	-4.6	5.0	-14.4	5.1	-8.9	4.0	10.7	13.4	7.1	35.2
Elimination	-0.8	-0.5	-1.6	-1.3	-4.2	-4.2	-0.8	-3.3	-2.9	-11.2
Income before Income Taxes (billions of yen)	-138.5	75.5	224.9	129.5	291.4	263.0	129.1	129.6	41.5	563.2
(Income before Income Taxes Ratio) (%)	(-3.6)	(1.7)	(4.2)	(2.5)	(1.5)	(5.4)	(2.7)	(2.8)	(0.9)	(3.0)
Equity in Earnings of Affiliated Companies (billions of yen)	3.6	-59.1	58.4	42.5	45.4	70.0	63.8	46.9	34.3	215.0
Net Income (billions of yen)	-77.8	21.8	153.2	112.2	209.4	190.4	98.7	93.6	25.4	408.1	(Note 2)
(Net Income Ratio) (%)	(-2.0)	(0.5)	(2.9)	(2.1)	(1.1)	(3.9)	(2.1)	(2.0)	(0.5)	(2.1)
Shareholder Return
Cash Dividends (billions of yen)	―	62.7	―	78.4	141.1	―	62.7	―	94.1	156.8	(Note 3)
Cash Dividends per Share (yen)	―	20	―	25	45	―	20	―	30	50
Payout Ratio (%)	―	―	―	29.5	67.4	―	21.7	―	79.1	38.4
Value of Shares Repurchased (billions of yen)	―	―	―	―	―	―	―	―	―	―
Number of Shares Canceled (thousands)	―	―	―	―	―	―	―	―	―	―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997

Supplemental 2

Supplemental Material for Financial Results for FY2011 (Consolidated)
< U.S. GAAP >

	FY2010					FY2011

	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	('09/4-'10/3)	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2011/1-3)	('10/4-'11/3)
R&D Expenses (billions of yen)	204.8	194.2	189.6	136.7	725.3	182.9	187.6	179.1	180.7	730.3
Depreciation Expenses (billions of yen)	233.8	256.1	266.7	275.3	1,032.0	197.5	202.0	204.8	208.0	812.3	(Note 4)
Geographic Information
Japan	149.7	161.0	162.1	193.3	666.1	115.1	127.9	131.1	133.2	507.3
North America	42.9	50.4	50.6	35.2	179.1	41.5	35.5	34.3	34.4	145.7
Europe	17.6	20.0	28.5	19.6	85.7	16.6	15.4	15.6	15.5	63.1
Asia	15.3	15.9	16.4	16.3	64.0	15.2	14.6	15.8	15.2	60.8
Other	8.3	8.8	9.1	10.9	37.1	9.1	8.6	8.0	9.7	35.4
Capital Expenditures (billions of yen)	141.8	114.4	123.4	199.3	579.0	92.6	147.0	138.7	263.9	642.3	(Note 4)
Geographic Information
Japan	98.6	78.4	80.6	135.5	393.3	44.5	89.4	62.5	143.2	339.6
North America	25.3	19.3	23.6	21.7	89.9	20.7	25.2	31.5	65.2	142.6
Europe	6.2	4.3	4.1	15.4	30.0	4.9	3.2	4.5	19.4	32.0
Asia	7.8	7.2	10.0	16.3	41.3	15.4	19.9	27.8	14.7	77.8
Other	3.9	5.2	5.1	10.4	24.5	7.1	9.3	12.4	21.4	50.3
Total Liquid Assets (billions of yen)	3,503.3	4,066.9	4,396.9	4,656.3	4,656.3	5,044.6	5,104.3	4,976.5	4,943.4	4,943.4	(Note 5)
Total Assets (billions of yen)	29,404.5	28,538.8	29,552.5	30,349.2	30,349.2	29,781.5	29,437.7	29,234.3	29,818.1	29,818.1
Toyota Motor Corporation Shareholders' Equity (billions of yen)	10,066.2	9,973.7	10,133.1	10,359.7	10,359.7	10,186.0	10,223.4	10,229.9	10,332.3	10,332.3
Return on Equity (%)	-3.1	0.9	6.1	4.4	2.1	7.4	3.9	3.7	1.0	3.9	(Note 2)
Return on Asset (%)	-1.1	0.3	2.1	1.5	0.7	2.5	1.3	1.3	0.3	1.4	(Note 2)
Number of Consolidated Subsidiaries	―	―	―	―	522	―	―	―	―	511
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	56	―	―	―	―	56

Analysis of Consolidated Net Income for FY2011 (billions of yen, approximately)	(Note 2)	4Q (2011/1-3)	12 months ('10/4-'11/3)
Marketing Efforts		-80.0	490.0
Effects of Changes in Exchange Rates		-70.0	-290.0
Cost Reduction Efforts		60.0	180.0
From Engineering		55.0	120.0
From Manufacturing and Logistics		5.0	60.0
Increase in Expenses, etc.		40.0	-30.0
Other		0.8	-29.3
(Changes in Operating Income)		-49.2	320.7
Non-operating Income		-38.8	-48.9
Equity in Earnings of Affiliated Companies		-8.2	169.6
Income Taxes , Net Income Attributable to the Noncontrolling Interest		9.4	-242.7
(Changes in Net Income)	(Note 2)	-86.8	198.7

Supplemental 3